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VIA EDGAR AND ELECTRONIC MAIL

April 21, 2009

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         AIG SunAmerica Life Assurance Company ("Depositor")
         Polaris Platinum III Variable Annuity
         Form N-4
         File Nos. 333-157199 and 811-03859

Dear Mr. Foor:

         Thank you for your comments today regarding the Initial Registration Statement on Form N-4 filed on February 2, 2009 as referenced above. We have considered your comments and provided our responses below.

     1.  Highlights, page 4

              a. Comment -- Please revise the discussion, under the headings Expenses and Access to Your Money, to reflect the ability of an owner to make withdrawals pursuant to the Free Withdrawal Provision under the contract.

                  Response -- The following disclosure has been added to the Expenses paragraph in the Highlights:

                  "Your contract provides for a free withdrawal amount each year. See FREE WITHDRAWAL PROVISIONS below."

              b. Comment -- Please reference Appendix C specifically in the cross-reference to the appendix listing state contract availability and state contract variations.

                  Response -- The reference has been revised accordingly.

     2.  Fee Tables, page 5

              a. Comment -- Footnote 2, which describes the Withdrawal Charge Schedule, should reference the ability to take free withdrawals under the contract .

                  Response -- The following disclosure has been added to Footnote 2:

                  "Your contract provides for a free withdrawal amount each year. See FREE WITHDRAWAL PROVISIONS below."

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              b.  Comment -- Please remove "or" from between the two optional death benefits under the Separate Account Annual Expenses section of the table.

                  Response -- The reference to "or" has been removed.

              c. Comment -- Please revise Footnote 5 to clarify that the Optional Combination HV & Roll-Up Death Benefit has the highest fee of the optional death benefits.

                  Response -- Footnote has been revised as follows:

                  "The Maximum Separate Account Annual Expenses reflect election of the Combination HV & Roll-Up death benefit which has the highest fee of the optional death benefits."

              d.  Comment -- Please update the underlying fund expenses table.

                  Response -- The table and expense examples have been updated.

              e. Comment -- Please revise Footnote 6 disclosure to use the defined term "Purchase Payments" instead of "Purchase".

                  Response -- This scrivener's error has been corrected.

              f. Comment -- Please revise Foote 6 and 7 to consistently use the capitalized term Excess Withdrawal.

                  Response -- We have changed all references to reflect the term in lower case.

     3.  Optional Living Benefits, page 21+

              a. Comment -- At the beginning of this disclosure, please include the name of each of the three living benefits and state clearly that these are guaranteed minimum withdrawal features.

              b. Comment -- For each of the optional living benefits, please include plain English disclosure as to the purpose of the optional feature. In addition, please add disclosure to clearly distinguish each feature from the other living benefits offered under the contract.

                  Response -- We have added the following disclosure in response to the comments above on page 21:

                  "One of the following optional living benefits, all of which are guaranteed minimum withdrawal benefits, is available for election in your contract:

                  MARKETLOCK INCOME PLUS offers guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit for up to 5 or 10 years, even after withdrawals begin. The annual 6% Income Credit is reduced but not eliminated in any contract year in which withdrawals up to the maximum are taken, therefore providing a guarantee that income can

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                  increase even after starting withdrawals. After the first 10 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age
                  90. In addition, if no withdrawals are taken during the first 12 years, on the 12th contract anniversary, the Minimum Income Base is equal to 200% of Eligible Purchase Payments.

                  MARKETLOCK FOR LIFE PLUS offers guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit for up to 5 or 10 years, even after withdrawals begin. The annual 6% Income Credit is only available in years that no withdrawals are taken. After the first 10 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90. In addition, if no withdrawals are taken during the first 12 years, on the 12th contract anniversary, the Minimum Income Base is equal to 200% of Eligible Purchase Payments.

                  MARKETLOCK FOR LIFE offers guaranteed lifetime income based on the contract's highest anniversary value during the contract's first 5 years. After the first 5 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90."

              c. Comment - Please consider additional prospectus disclosure describing the relationship between guarantees in connection with the living benefits, or other contract guarantees, and the claims paying ability of the company and its general account.

                  Response -- The following disclosure has been added to the General Account discussion in the prospectus:

                  "Obligations that are paid of the Company's general account ("General Account") include the interest rate on available Fixed Accounts and amounts owed under your contract for death and/or living benefits which are in excess of contract value. The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest and market risk through a hedging strategy in the portfolio and we require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters."

     4.  General

              a. Comment -- If you intend to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, please provide a statement to that effect in the prospectus as required by the rule.

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                  Response -- Based on established, long standing precedents and interpretations of the Federal Securities laws, the Company, as Depositor for registered separate accounts, does not believe it needs to rely on Rule 12h-7 of the Securities Exchange Act of 1934 ("34 Act") as the basis for its exemption from the duty under Section 15(d) of the 34 Act to file reports required by Section 13(a) of the 34 Act ("34 Act Reports") with respect to the variable annuities registered on this Registration Statement pursuant to the Securities Act of 1933 ("33 Act"). Should subsequent Staff interpretation or guidance with respect to Rule 12h-7 and its applicability change our analysis of this matter we will make appropriate adjustments to disclosure by supplement to the prospectus pursuant to Rule 497 of 33 Act.

         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about April 27, 2009, along with an acceleration request asking for effectiveness on April 30, 2009. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.

Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel